                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name: Community Investment Partners III L.P., LLLP

Address of Principal Business Office:

     12555 Manchester Road
     St. Louis, Missouri  63131


Telephone Number:  (314) 515-2000


Name and address of agent for service of process:

     Daniel A. Burkhardt
     Edward D. Jones & Co., L.P.
     12555 Manchester Road
     St. Louis, Missouri  63131


Check one of the following:

[x]     The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. The Registration Statement on Form 8-A was filed on August 26, 1997.

[ ]     The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

                The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company:

                Not applicable.

                The undersigned company certifies that it is a closed-end company organized under the laws of the State of Missouri and with its principal place of business in the State of Missouri; that it will be operated for the purpose of making investments in securities described in Sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                Pursuant to the requirements of the Act, the undersigned company has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Des Peres and State of Missouri on the 26th day of August, 1997.

                          COMMUNITY INVESTMENT PARTNERS III L.P., LLLP


                                By:  CIP Management L.P., LLLP,
                                     its Managing General Partner

                                By:  CIP Management, Inc.,
                                     its Managing General Partner

                                     By:  /s/ Daniel A. Burkhardt
                                          ----------------------------
                                              Daniel A. Burkhardt
                                              President




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